Locke Liddell & Sapp LLP
Attorneys & Counselors

2200 Ross Avenue		(214) 740-8000
Suite 2200		Fax: (214) 740-8800
Dallas, Texas 75201	Austin • Dallas • Houston • New Orleans • Washington, D.C.	www.lockeliddell.com
April 10, 2006
Ms. Elaine Wolff
Legal Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Landwin REIT, Inc. (the “Company”)
Form S-11
Filed on November 7, 2005
File no. 333-129534
Dear Ms. Wolff:
     Set forth below is an explanation regarding Table III to the Landwin REIT, Inc. Form S-11 Registration Statement, and information regarding members of Landwin Advisors, LLC, the advisor to the Company.
Table III
     The Ocotillo project raised $3,000,085 from investors in 2002. The total purchase price for the property was $8,304,000. The purchase price was funded by a combination of mortgage financing in the amount of $5,925,000, and cash from the funds deposited in the purchase escrow of $2,379,000. Initially, $2,956,085 in cash had been placed in the purchase escrow. Of this total amount, $2,379,000 was used to fund the purchase, $100,000 was used to reimburse the advance of the earnest money deposit, $353,511 was refunded to Ocotillo, the purchaser of the property, and the remainder was held in reserves as required by the lender, to account for certain contingencies such as tenant vacancies, taxes, and other allocations. Of the $353,511 that was refunded from the escrow: (i) $1,012 was distributed to investors in 2002, (ii) $197,177 was distributed to investors in 2003, and (iii) the remaining $155,322 was used as reserves for the new project when the Ocotillo property was sold in a tax-deferred exchange to purchase the 51.95% interest in Parkway Plaza.
Landwin Advisors, LLC
     Landwin Advisors, LLC is a manager managed limited liability company organized under the laws of the State of Delaware. Landwin Advisors, LLC is managed by two managers, Sylvia, Inc. (owned by Martin Landis) and SmithDennison Capital, LLC (owned by Sean Dennison). As such, they will be making investment decisions on behalf of the Company, or be overseeing another entity to whom Landwin Advisors, LLC’s advisory duties will be subcontracted. The Company has advised us that the other members of Landwin Advisors, LLC are passive investors only, similar to shareholders of a corporation, and will not participate in making investment decisions. Therefore, we submit that the passive members should not be considered Sponsors of the Company.
     Thank you for your assistance. Please contact me immediately with any comments or questions at (214) 740-8515.

Sincerely,
/s/ Gina E. Betts

Gina E. Betts Partner

cc:	Martin Landis
Sean Dennison
Matthew Maulbeck
David Roberts
Steven Jacobs